Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934
Subject Company: XM Satellite Radio Holdings Inc.
Commission File No.: 0-27441
          This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of SIRIUS’ and XM’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of SIRIUS and XM. Actual results may differ materially from the results anticipated in these forward-looking statements.
          The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of SIRIUS and XM stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of SIRIUS and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause SIRIUS’ and XM’s results to differ materially from those described in the forward-looking statements can be found in SIRIUS’ and XM’s Annual Reports on Form 10-K for the year ended December 31, 2006 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, which are filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and SIRIUS and XM disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information and Where to Find It
          This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS has filed with the SEC a Registration Statement on Form S-4 containing a definitive Joint Proxy Statement/Prospectus and each of SIRIUS and XM may file with the SEC other documents regarding the proposed transaction. The Joint Proxy Statement/Prospectus was first mailed to stockholders of SIRIUS and XM on or about October 9, 2007. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE JOINT PROXY

STATEMENT/PROSPECTUS, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders can obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained by directing a request to Sirius Satellite Radio Inc., 1221 Avenue of the Americas, 36th Floor, New York, NY 10020, Attention: Investor Relations or by directing a request to XM Satellite Radio Holdings Inc., 1500 Eckington Place, N.E. Washington, DC 20002, Attention: Investor Relations.
          SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 23, 2007, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007 and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 17, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy Statement/Prospectus filed with the SEC.
***
The following is a transcript of a conference call held on October 30, 2007 to discuss SIRIUS’ financial and operating results for the three months ended September 30, 2007.

FINAL TRANSCRIPT

Thomson StreetEvents[SM]

Event Date/Time: Oct. 30. 2007 / 8:00AM ET

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FINAL TRANSCRIPT
Oct. 30. 2007 / 8:00AM, SIRI — Q3 2007 Sirius Satellite Radio Earnings Conference Call
CORPORATE PARTICIPANTS
Mel Karmazin
Sirius Satellite Radio Inc. — CEO
Paul Blalock
Sirius Satellite Radio Inc. — Senior VP of IR
David Frear
Sirius Satellite Radio Inc. — EVP, CFO
CONFERENCE CALL PARTICIPANTS
Bryan Kraft
Credit Suisse — Analyst
Robert Peck
Bear Stearns — Analyst
Kit Spring
Stifel Nicolaus & Company, Inc. — Analyst
Lucas Binder
UBS — Analyst
Zabora Vida
Lehman Brothers — Analyst
David Bank
RBC Capital Markets — Analyst
Benjamin Swinburn
Morgan Stanley — Analyst
James Dix
Deutsche Bank — Analyst
Eileen Furukawa
Citigroup — Analyst
PRESENTATION
Operator
Good day everyone and welcome to the SIRIUS Satellite Radio, third quarter 2007 financial and operating results conference call. Today’s conference is being recorded.
At this time I would like to turn the conference over to Paul Blalock, Senior Vice President of Investor Relations. Mr. Blalock, please go ahead, sir.

Paul Blalock - Sirius Satellite Radio Inc. — Senior VP of IR
Thank you, Katie. Good morning all. Thank you for joining us for our third quarter conference call. This morning, Mel Karmazin, our CEO will review our third quarter 2007 operations and outlook. David Frear, our Chief Operating Officer will then discuss our financial results, and our guidance for 2007 as outlined in our press release this morning.
At the conclusion of our prepared remarks, management will be glad to take your questions. I would like to remind everyone that certain statements made during this call might be forward-looking statements as that term is defined in the Private Securities

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Oct. 30. 2007 / 8:00AM, SIRI — Q3 2007 Sirius Satellite Radio Earnings Conference Call
Litigation Reform Act of 1995. These and all forward-looking statements are based on management’s current beliefs, and expectations and necessarily depend on assumptions, data or methods that may be incorrect or imprecise. Such forward-looking statements are subject to the risks and uncertainties that could cause actual results to differ materially. More information about those risks and uncertainties is contained in SIRIUS’s SEC filings. We caution listeners not to rely unduly on forward-looking statements and disclaim any intent or obligation to update them. I will now hand the call over to Mel Karmazin, for his opening remarks.

Mel Karmazin - Sirius Satellite Radio Inc. — CEO
Thanks, Paul. Good morning and thank you all for joining us today. Third quarter financial and operating results were very strong and demonstrate the demand for SIRIUS as well as excellent execution by our team. I encourage you to focus on our improving fundamentals and the overall scaling of our business that is evident in our reduced net loss and improved EPS. Jim Meyer and Scott Greenstein will not be participating in the call today. Jim’s mother-in-law passed away over the weekend and Scott is in L.A. helping shoot an exciting new TV commercial we plan to introduce later in this quarter. So, David and I will address third quarter results, and then I will comment on the pending merger. Following that, we’ll be glad to take your questions. Let me begin by saying we continue to expect that the merger will close before year-end. And while I cannot guarantee merger approval, third quarter results should give you even greater confidence in SIRIUS’s ability to achieve our financial goals.
Now for the third quarter results. Record third quarter subscriber growth of approximately 525,000 net additions top last year’s third quarter by 19% and drilled a 50% increase in our ending subscriber base, compared with a year ago. SIRIUS now has approximately 7.7 million subscribers and we are solidly on pace to exit 2007 with more than 8 million subscribers. In the third quarter SIRIUS added 63% of the total satellite radio net additions. This is the eighth consecutive quarter where SIRIUS has attracted the majority of the satellite radio subscriber net additions and the fourth consecutive quarter where SIRIUS has attracted the majority of gross subscriber additions as well. SIRIUS share of total satellite radio net subscriber additions remained extraordinary.
Even though many analysts believe the leadership first seen during the arrival of Howard Stern would not be sustained. Some called it the Stern Factor and said we’d only see a benefit in Q4 ‘05 and Q1 ‘06. We said that, that was nonsense, and that we would see the benefit of strong content, including Howard Stern for years to come. We were right. Looking at the big picture, SIRIUS’s 36% rise in gross subscriber additions led satellite radio’s total gross additions to a 22% gain over last year, and points to a healthy future for satellite radio. So far, in 2007 we have posted approximately 3 million gross additions, 20% better than the 2.5 million year-to-date gross additions last year. Third quarter net additions of 525,000 were comprised of approximately, 461,000 net additions from the OEM channel and 64,000 net additions from the after market channel. Q3 ‘07 was the biggest OEM quarter in satellite radio history. And SIRIUS had the majority of both gross and net additions. In fact, Q3 was the fourth quarter in a row where SIRIUS had a majority of gross OEM additions and SIRIUS’s 461,000 OEM net additions represented 58% share of the total satellite radio OEM net additions in the quarter.
During 2007 auto makers have made several positive announcements about greater production penetration levels of satellite radio. You may remember that on our second quarter conference call, we told you about Chrysler’s plans to install SIRIUS into approximately 70% of their auto production, joining Mercedes at 90% production penetration rate and VW Audi at 80%, and standard equipment on the Lincoln brand. We also expect to have an exciting announcement regarding Ford shortly. All of this is a positive signal for the continued long-term growth in the OEM channel. With 16 million cars made in America each year, having production penetration rates moving significantly higher is very positive for our long-term future.
Only two years ago, in 2005, SIRIUS’s production penetration rate was approximately 10% of our exclusive OEM partner’s total production. That figure is expected to grow to over 50% next year and is poised to rise even higher over the next few years. On the retail front, SIRIUS continues to out-perform, albeit in a softer than expected retail environment. Our NPD share for the third quarter was 64%. If you take a look at where it was in the fourth quarter—in the third quarter of 2004, which was the quarter before we announced Howard Stern, we had a 30%, and 37% NPD share. That 37% increased to 48%, it increased to 61% in

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Oct. 30. 2007 / 8:00AM, SIRI - Q3 2007 Sirius Satellite Radio Earnings Conference Call
2006 and in the third quarter of ‘07, it went to 64%. During the third quarter, SIRIUS represented all of the growth in retail for satellite radio, and with our eighth consecutive quarter of representing the majority of retail gross additions, we continue to believe that this channel is an important indicator of the strong consumer preference for SIRIUS. We also look forward to the upcoming holiday season with new products such as Stiletto 2 and the Sportster 5 hitting the shelves now. And some exciting new advertising planned for this important promotional period. SIRIUS’s focus on customer satisfaction drove continued positive results in customer retention. The monthly all-in churn rate was 2.1% in the third quarter. The same as in second quarter and down from 2.3 in the first quarter. These results put us on track to be at the low end of the full year guidance that we have given you of 2.2 to 2.4. Our self pay monthly churn rate remained approximately 1.6% in the third quarter, a very positive sign of continued customer satisfaction.
In Scott’s absence, let me briefly mention a few programming developments. In the third quarter, SIRIUS built on its claim of being the best radio on radio. We are in our fourth season with the critically acclaimed SIRIUS NFL radio channels, which continues providing news breaking coverage of the NFL season. In addition, we’ve had a great first season with Nascar, as our Chase for the Cup, draws to a close in the next few weeks. The combination of our unique driver channels, along with the tremendous coverage generated by SIRIUS Nascar radio, has made our first season with Nascar a great success. Among the many new programs launched this year, SIRIUS also added two innovative music channels which you may have already read about or listened to. E Street Radio and Grateful Dead Channel and rare current and archival interviews with band members. Lastly, we announced that we will be turning over our reins to one of our five country music channels to create country music star, Garth Brooks Radio for a two week period 16 million subscribers to satellite radio now feel Terrestrial Radio does not satisfy them enough. Penetration is still only about 5% of the population or 15% of the homes in the United States, so there is opportunity for significant growth. I believe that the best is yet to come.
Last and most importantly, on the financial front, we expect to once again generate positive free cash flow for the fourth quarter. SIRIUS is executing extremely well, and now I’d like to turn it over to David Frear.

David Frear - Sirius Satellite Radio Inc. - EVP, CFO
Thanks, Mel. SIRIUS set third quarter records with approximately 1 million gross ads and 524,938 net additions, well above consensus estimate. Total revenue in the third quarter was up 45% to $242 million in annualized revenue run rate now in excess of $950 million and rapidly approaching $1 billion. Our operating results are scaling and continuing to show solid gains. All of our key financial metrics continue to improve.
First, SAC for gross add at $103 was 10% better than the year ago quarter, and improved from $108 in the second quarter. Second, customer service and billing expenses per average subscriber were $0.95 cents in the month. A new record low for SIRIUS and we’re improved by 17% versus last year’s third quarter. Third, our contribution margin, which is revenue, less customer service and billing cost, revenue share and royalties and cost of equipment continues to exceed 70% of revenue. Fourth, fix costs grew less than 6% on a nearly 45% increase in revenues. As a result, about $0.62 cents of each dollar increase in revenue turned into an improvement in pre SAC EBITDA which was positive $46 million for the quarter, compared to break even, in last year’s third quarter. Now despite a healthy 36% growth in gross additions in the 25% growth in subscriber acquisition costs resulting from the growth in gross additions, our third quarter adjusted loss from operations improved $26 million year-over-year. On a year-to-date basis, our adjustable loss for operations improved by $126 million or 36% compared to the same period last year. On the non-cash side, stock compensation fell 48% versus the year ago quarter, as we continue to move away from historical contracts with significant equity components. These operational and non-cash improvements together drove a 26% reduction in net loss. All of these core operating improvements in the quarter combined with reduced capital expenditures and improved working capital flows, benefited our free cash flow, which improved by over $165 million year-over-year. This reduced our free cash flow loss in the third quarter by 71% if we drive the business closer to sustainable positive cash flow. We ended the third quarter with roughly $362 million in cash, cash equivalents and marketable securities, in addition to our restricted investments.

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Oct. 30. 2007 / 8:00AM, SIRI - Q3 2007 Sirius Satellite Radio Earnings Conference Call
You’ve heard a little bit about the royalty proceeding and that royalty proceeding covers the period from January 1st 2007 to the end of 2007. The trial associated with that came to a close about two weeks ago and we expect the copyright royalty board judges to reach a decision in the proceeding, in mid-December. To wrap it all up, the third quarter was another key period in the growth at SIRIUS, as we added a strong number of net new subscribers in a more cost effective manner, continued to enhance the best radio on radio and made significant strides in further OEM deployment. As disclosed in our press release, we are reiterating guidance in 2007, including ending subs of over $8 million, revenue approaching $1 billion dollars, SAC per gross add approaching $100 and average monthly churn at the low end of approximately, 2.2% to 2.4%.
With that, let me turn it back to Mel.

Mel Karmazin - Sirius Satellite Radio Inc. - CEO
Thanks, David.
Now I’d like to take a few minutes to update you on our pending merger with XM. We are pleased with the public comments that various and diverse organizations and business leaders have filed in support of our pending merger. Ford, Toyota, Radio Shack, Circuit City and interest groups, such as the NAACP and many others have filed in support of the merger. Virtually all of the opposition to the merger has been directly or indirectly generated by those who fear enhanced competition. We believe that we have made the case that the merger will strengthen satellite radio’s position within the audio marketplace while maintaining robust competition for consumers. We believe that following approval of the merger we will offer consumers more choice and lower prices. And that is why the merger serves the public interest, offering true a la carte pricing, programming packages, and family-friendly options, including credit for those who don’t wish to receive adult content, is the strong benefit that the merger officers. The bottom line is this: the merger of SIRIUS and XM is good for consumers and great for shareholders as well. The efficiencies created by this merger will be extraordinary. They’ll allow us to offer more choices and lower prices which we believe will attract more subscribers. I’d like to take this opportunity to remind everyone that on November 13th, we are scheduled to host a special meeting of stockholders to approve the merger.
It is important to note that we need your vote. So, please vote. If you do not vote, it’ll be counted as a no-vote. So please follow the instructions on your proxy card and vote online or by telephone, as soon as you can. We remain confident that the regulatory authorities will carefully weigh the merits of the transaction and conclude that this merger is not anti-competitive and is in the public interest. We continue to expect that we will close the merger by the end of the year.
Let me end by saying that SIRIUS is executing very well. We continue to scale our business, attract new subscribers and meet our financial objectives. The future looks very bright for our company.
Thank you for listening and now we are ready to take your questions.

QUESTIONS AND ANSWERS
Operator
Thank you. (OPERATOR INSTRUCTIONS) And we’ll pause for just a moment to assemble our queue. Will take our first question from Bryan Kraft with Credit Suisse

Bryan Kraft - Credit Suisse - Analyst
Can you just comment on the success that you’ve seen so far with the video product and also whether you’re getting additional interest from your OEM partners?

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FINAL TRANSCRIPT
Oct. 30. 2007 / 8:00AM, SIRI — Q3 2007 Sirius Satellite Radio Earnings Conference Call

Mel Karmazin - Sirius Satellite Radio Inc. — CEO
So the video product is new, obviously you can see the vehicles, Chrysler vehicle’s in the show rooms. The early reaction has been very positive. We don’t have enough subscribers to have conducted any research yet to determine what they like and don’t like, but they’re getting Nickelodeon, they’re getting Cartoon Network, and they’re getting Disney, live television in the backseat of the car, and from everything we are hearing from Chrysler, they are happy with it, and they believe their customers are happy.

Bryan Kraft - Credit Suisse — Analyst
What kind of (inaudible) lift are you getting from the product ?

David Frear - Sirius Satellite Radio Inc. — EVP, CFO
Bryan, the numbers are too small at this point to be measurable across over 7 million subscribers. I think that’s probably a question that will better fit sometime next year.

Mel Karmazin - Sirius Satellite Radio Inc. — CEO
They’re very, the cars are shipping and selling through to customers, but out of 7.6 million subscribers it’s just not material.

Bryan Kraft - Credit Suisse — Analyst
On an individual customer base, is there a pricing list?

David Frear - Sirius Satellite Radio Inc. — EVP, CFO
They paid for the video products so, yes on an individual customer basis there’s a list, but again, in the overall results it’s very small.

Bryan Kraft - Credit Suisse — Analyst
Right, okay. Thanks.

Operator
We’ll go next to Robert Peck with Bear Stearns.

Robert Peck - Bear Stearns — Analyst
Hey, guys. OEM was obviously very strong, David, I would wondering if you could give more color on the OEM gross ads and sub-base as well. What percent of gross ads and subs today are still on the dealer lot?

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Oct. 30. 2007 / 8:00AM, SIRI — Q3 2007 Sirius Satellite Radio Earnings Conference Call
David Frear - Sirius Satellite Radio Inc. — EVP, CFO
It’s an inventory concept so it’s probably, you know, easier to answer it from the total sub perspective. If you look at last year, you generally found that number in 2006 in the 8 to 9% of subscriber range as the OEMs accelerated their penetration as we’ve gone through 2007. It’s been working it’s way up a little bit. It was around you know, 10% of the base at the end of June and it’s a little bit more than 11% at the end of September. So, we’ve picked up about another 1% in the quarter.

Mel Karmazin - Sirius Satellite Radio Inc. — CEO
And Bob, obviously all of these become subscribers. You know, it takes 90 to 120 days for these vehicles to find their ways into the hands of a consumer.

Robert Peck - Bear Stearns — Analyst
Okay, should we think about that having any sort of seasonality as far as the gross ads component?

David Frear - Sirius Satellite Radio Inc. — EVP, CFO
Not really, you know, only to the extent that it’s going to vary with the shipping cycle of the OEMs. There is a little seasonality in that, when they close plants down for summer work in July, that you’re going to have fewer going in, in that month. But then they resume production and begin shipping in August and September. You have the same thing occur, in December where a lot of the OEMs close plants down in the last couple weeks of the month. There are just a couple periods in the year where it comes out. But on a quarter-to-quarter business, I don’t think there’s much seasonality.

Robert Peck - Bear Stearns — Analyst
And David, you obviously beat the street expectations as far as net ads, but you’re leaving your guidance unchanged. Low end of that is 300,000 or so net ads. Any reason not taking up guidance for the full year?

David Frear - Sirius Satellite Radio Inc. — EVP, CFO
You know, we’re having a pretty good year so far. We’re thrilled with the results. We think the category is doing very well,overall. But it’s the fourth quarter and so predicting the holiday season has always been dicey. It can be pretty volatile series of results as we saw last year, so you know we certainly expect to exceed the 8 million subscribers, but don’t see much cause to sharpen the pencil beyond that.

Robert Peck - Bear Stearns — Analyst
Last question and I’ll let somebody else go. In the XM 8K this morning they talked about their market share components with GM and GM could opt out in November. I think it’s old verbiage that’s been recycled, but the real question I am getting to; would it ever makes sense or would it be feasible for SIRIUS to pursue that type of relationship or the companies so integrated with OEMs right now that it’s really not too feasible.

Mel Karmazin - Sirius Satellite Radio Inc. — CEO
I’m not sure I understand your question. To explore what relationship?

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FINAL TRANSCRIPT
Oct. 30. 2007 / 8:00AM, SIRI — Q3 2007 Sirius Satellite Radio Earnings Conference Call

Robert Peck - Bear Stearns — Analyst
Could you explore a relationship with GM?

Mel Karmazin - Sirius Satellite Radio Inc. — CEO
Sure, there is nothing that would stop us from exploring a relationship with GM.

Robert Peck - Bear Stearns — Analyst
Is it feasible though?

Mel Karmazin - Sirius Satellite Radio Inc. — CEO
Again, it would require them to either make a decision to have us as an alternate service so that they would have an assembly line that would be putting in two different radios. Most of the OEMs have resisted that, but, there’s certainly nothing that would stop it, though it’s very unlikely. Obviously the OEMs have not been switching around.

Robert Peck - Bear Stearns — Analyst
Okay, thank you.

Operator
We’ll go next to Kit Spring with Stifel.

Kit Spring - Stifel Nicolaus & Company, Inc. — Analyst
Can talk a little bit about where you think the long-term SAC can go? I think we’ve been seeing it pick up at your competitor. Are you confident it will come down to at least where XM is more or less during over time? Maybe mention what you expect out of Ford. We haven’t heard from them. We’ve seen Chrysler go to 70%, what do you think’s holding Ford back? Thanks.

Mel Karmazin - Sirius Satellite Radio Inc. — CEO
Let me do the second part and David will talk to you about the SAC. I mentioned in my remarks you should expect an announcement from Ford sometime in the future. We have been greatly ramping up our relationship with Ford. They have been adding a whole lot more vehicles. They have not made an announcement on what they’re penetration is. That was a Ford decision, for their competitive reasons. So, I can tell you that they are very committed to satellite radio. The volume that we’re getting from Ford obviously is reflected in our, you know, extraordinary performance in OEM and that we’ll have some quantifiable number for you in the future.

David Frear - Sirius Satellite Radio Inc. — EVP, CFO
On the SAC front, I don’t know a whole lot about what’s in XM’s number and what moves it around from one period to the next, so I really can’t comment relative to what you’re seeing over there. What I can say is that on the SIRIUS side, we’ve been driving SAC per gross ads down consistently in each of our respective channels of distribution. Retail continues to decline and automotive

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Oct. 30. 2007 / 8:00AM, SIRI — Q3 2007 Sirius Satellite Radio Earnings Conference Call
continues to decline as well. You see a, kind of a lower percentage decline in the overall numbers than we’re experiencing in the individual channels because of the mix, the effect of the mix shifting over to OEM, you have a much higher mix of higher SAC elements than you’ve seen in the past. We’ve talked in previous calls about how, on the OEM side we know that it’s going down over time. We’ve got multiyear contracts with our OEMs, that tend to that call for reducing levels of subsidies each year. Those tend to be tied, they’re not directly contractually tied, but they tend to be tied to the expectation of operational changes on their side where they’re moving to lower cost products to be installed with the cars. So for instance, migrating from a black box in the trunk, to an integrated head unit that just slides into the dash. Those are tremendous cost savings and as a result we have lower subsidies as well. So you know, we’ve always said that there’s no technical reason why our SAC can’t be equivalent to what XM has reported. They generally reported something in the $60 to $70 range, and that continues to be the case today. It will simply take us still another few years to get there.

Kit Spring - Stifel Nicolaus & Company, Inc. — Analyst
Thank you.

Operator
We’ll go next to Lucas Binder with UBS.

Lucas Binder - UBS — Analyst
Hi, good morning. Can you hear me okay?

Mel Karmazin - Sirius Satellite Radio Inc. — CEO
Yes.

Lucas Binder - UBS — Analyst
Okay, so two questions I had; one was with regard to the merger. David, you mentioned just a second ago how the different ways that XM and SIRIUS calculate some metrics, are different between the two businesses, what’s your sense on when the merger closes, assuming it does, you’d have a good sense of what the combined business would look like for total number of subs and the combined outlook for the two companies? Do you have sense of how long that will take? The follow-up was on timing and update on the launches right now, how far along you are, how much more you owe for for SIRIUS 5.

David Frear - Sirius Satellite Radio Inc. — EVP, CFO
Lucas, If I said we calculate things differently, I misspoke. I don’t know exactly what’s driving their SAC changes. So you know, look, when we merged the companies and after we got the approval and you know, after the respective management teams are, you know, no longer barred by law from looking at each other’s confidential information, then we’ll get into it very quickly. We’ll do an assessment as to what the combined enterprise will look like and what the opportunities are there for us, but at the moment we’re focused on working our way through the regulatory process. Mel, is there anything you want to add to that?

Mel Karmazin - Sirius Satellite Radio Inc. — CEO
Obviously, you know, I have a great deal of experience in integrated companies. You know, I merged you know, Infinity into CBS and merged CBS into Viacom. And have done it and have looked forward to doing this as well, if in fact we close at the end

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Oct. 30. 2007 / 8:00AM, SIRI — Q3 2007 Sirius Satellite Radio Earnings Conference Call
of ‘07 I don’t think it’ll be overly complicated to get our arms around the company and give investors a look at what they should expect to see happening. They’ll have an idea as to what we think ‘08 will look like.

David Frear - Sirius Satellite Radio Inc. — EVP, CFO
And then on the SIRIUS 5 program, we’re about, you know, halfway through the program and so I’d say we’re about halfway through the money as well with it.

Lucas Binder - UBS — Analyst
Great. Thank you very much.

Operator
We’ll go next to V.J. Giant with Lehman Brothers.

Zabora Vida - Lehman Brothers — Analyst
Hi, this is[ Zabora Vida] for V.J. Can you tell us about your plans for retail in the fourth quarter? Are you taking a different approach this year, in terms marketing and products for build-up in the past years? And also can you give us an update on how the family package is attracting? Thanks.

Mel Karmazin - Sirius Satellite Radio Inc. — CEO
So as far as our retail plans, we’re very excited about the products we have. We’re very excited about the prices that we’ll have and we’re very happy about our displays and we’re very happy about our content and as you can see, we’re, for the last eight quarters, we’ve been executing real well at retail and we fully expect that to continue in the fourth quarter of ‘07.

David Frear - Sirius Satellite Radio Inc. — EVP, CFO
So in terms of promotional activities in the marketplace, you should, we’ve been very consistent now for the last four years into the way we go to market and present price points to the consumer. You should expect to see more, similar promotions this year. There are some modifications because of some of the retailers eliminating mail-in rebates. So you will see instant rebates at lower values. Consistent economically with what you’ve seen in prior periods. The family package, you know, continues to run between 15% and 16% of the base. It hasn’t really changed very much in the last sort of four quarter ends. Sort of, right around the mid-15% range.

Zabora Vida - Lehman Brothers — Analyst
Thanks.

Operator
We’ll go next to David Bank with RBC Capital Markets.

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FINAL TRANSCRIPT
Oct. 30. 2007 / 8:00AM, SIRI — Q3 2007 Sirius Satellite Radio Earnings Conference Call
David Bank - RBC Capital Markets — Analyst
Thanks good morning. Just a quick question probably for David, on the R&D spend this quarter. You came in lower than we were expecting. We didn’t expect you to see a really significant decrease over the third quarter of 06. You gave a little bit of detail in the press release, but could you give a little more color on why the R&D spend was down $12 million year-over-year?

David Frear - Sirius Satellite Radio Inc. — EVP, CFO
I think as we were going through last year, one of the things we were talking about, the fact we had a lot of product launches at the OEMs going on. In order to get that done, in order to get the lines up and running there, was a significant amount of non-recurring engineering dollars that were expended with the different automotive partners. With that sort of fundamental building activity done across the OEMs you simply now have a lower level spent. It tended to come through lumpy in the past. If they got to a line, if they had several lines in the quarter, you have several of them you pay for. Fundamentally, the reason is the production capability is now built.

David Bank - RBC Capital Markets — Analyst
I know it’s kind of a hard question to answer, but you know, could you give us a sense of appropriate run rate given, you know, given the lumpiness?

David Frear - Sirius Satellite Radio Inc. — EVP, CFO
Well, I don’t think that there’s, there isn’t more of that to be done at this point really. You know, it’s substantially all of the, you know, OEM partners are now completed, with getting their lines ready. At this point R&D spending will vary based on new initiatives that are undertaken by it. So if we were for instance, to change nothing about what the engineers are working on now, the number would remain relatively consistent. If we simply replaced some of the projects that we are currently working on as we finish them and don’t expand the calendar of activities, the spending would stay about the same. In the future, it’ll really come down to what type of initiatives we’ve got.

David Bank - RBC Capital Markets — Analyst
Thanks, guys.

Operator
We’ll go next to Benjamin Swinburn with Morgan Stanley.

Benjamin Swinburn - Morgan Stanley — Analyst
Good morning, guys. Thanks for taking the question. Mel, could you comment on how you think the OEM penetration growth impacts the retail market if at all? On one hand, I would think it’d drive second radio subscriptions as more people get it installed in their cars and like the product. On the other hand, you could argue that people who used to walk into Radio Shack and buy a radio are now getting them in their new cars, so it could have a negative impact on new subscriptions. Any commentary on research you’ve seen or what you think is happening in the business as you look at those levers?

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FINAL TRANSCRIPT
Oct. 30. 2007 / 8:00AM, SIRI — Q3 2007 Sirius Satellite Radio Earnings Conference Call
Mel Karmazin - Sirius Satellite Radio Inc. — CEO
I agree with everything you’ve just said. Basically what we’re looking at is exactly the same thing. We have a very high customer satisfaction level. So you know, as people get exposed to SIRIUS in their car, it’s our belief that they’re going to want to have that product wherever else they listen to radio, whether or not in their second car, in their home or in wearable model. Obviously an awful lot of people now are able to get SIRIUS as a factory installed product in their car and obviously that’s where we compete with Terrestrial Radio, the most is in the car. That’s an important market for us. We are a little bit, you know, perplexed as to why the retail is as slow as it is.
Our conversations with our retail partners are such that they’re expecting to have a good Christmas. We hope that they’re right. We certainly will have product in stores, anticipating there’ll be good demand nor the holiday season. Again as I mentioned earlier, we have good products there. Our content continues to improve. Our marketing is geared up. We have what we think will be an exciting television campaign that will air in the black Friday, through holiday season. So we’re sort of executing and plan on having a strong fourth quarter and hopefully we’ll be right.

Benjamin Swinburn - Morgan Stanley — Analyst
I’d like to ask one follow-up for David. Is the OEM mix, as you move with retail down, see retail sort of pull back a bit, are you seeing prepay levels increase? Sort of thinking about how the cash flow statement will look with this mix on us?

David Frear - Sirius Satellite Radio Inc. — EVP, CFO
It really hasn’t changed a whole lot. It moves a tenth or a couple tenths of the month, from time to time, but it’s actually remained pretty consistent. Some of that has to do with the planned mixes within the OEMs themselves. Chrysler is at about a year, Mercedes is at a year on most of their cars. BMW tends to be at a year. Some of the OEMs run longer promotions from time to time. Ford ran a three-year promotion on some Lincoln models back in the spring. When you put it all in the mix and shake it up and combine it with the up selling that gets done at the call center, it just doesn’t seem to change the way that average prepay all that much.

Benjamin Swinburn - Morgan Stanley — Analyst
Great. Thanks a lot guys.

Operator
Thank you. Before we go to our next question, I would like to let everyone know that due to time constraints we’ll have time for two more questions. We’ll go to James Dix with Deutsche Bank.

James Dix - Deutsche Bank — Analyst
Good morning, gentlemen. Just a couple questions on merger timing. Is your current expectation that the FCC will complete it’s review according to its informal 180 day clock and that clock’s not going to be paused? How quickly could you close after going regulatory approvals? Do you think that would be affected by third party legal challenges to the approval process?

Mel Karmazin - Sirius Satellite Radio Inc. — CEO
We believe the FCC will make their decision before the end of the year, which would certainly be consistent with their 180 days, but obviously we can’t, commit to that. It’s not in our control. But, you know, we’ve heard comments from the chairman that

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FINAL TRANSCRIPT
Oct. 30. 2007 / 8:00AM, SIRI — Q3 2007 Sirius Satellite Radio Earnings Conference Call
he said publicly that he hoped to get it done within that time frame, and regarding when we will close, assuming we get an approval on a Monday, the assumption will be that the transaction will be closed on Tuesday.

James Dix - Deutsche Bank — Analyst
Okay and one follow-up. Just in terms of liquidity, are you essentially fully funded to cash flow, break even now with or without a merger?

David Frear - Sirius Satellite Radio Inc. — EVP, CFO
Yes.

James Dix - Deutsche Bank — Analyst
Okay. Great. Thanks very much, guys.

Operator
Thank you, we will take our final question from Eileen Furukawa with Citigroup.

Eileen Furukawa - Citigroup — Analyst
Thanks for taking the question. I was just wondering as a follow-up on retail sub, do you think you can see retail sub-base shrink in this quarter as your OEM channel continues to grow? And just a question on churns, you know, like XM we saw your churn stand at a slow level. Just wondering are there any particular initiative that you put put into place that you think are really starting to pay off and as such do you think churn in ‘08 could look similar to churn in ‘07? Thanks.

Mel Karmazin - Sirius Satellite Radio Inc. — CEO
So regarding things that we put in place, Jim has mentioned on our call a number of times that we brought in a new Chief Retention Officer who has a great deal of experience in subscription business and we are doing many, many more things than we have ever done before. Both on the front end when the consumer is buying the car and first getting used to it so we’re doing things at the dealer level and we’re doing smarter and better follow-ups in communicating to our subscribers during the period of time that they are subscribers and you know, making sure that the period of time that the prepaid is expiring, they’ve heard from us a number of times and know the benefits of subscribing.
Simple things like getting the consumer to preset their channels, we find, has a very positive impact on churn. The more they are engaged with the radio, the more that they enjoy and use the service and therefore continue on. So we’re doing an awful lot. I think our churn numbers, as it exists today, reflects the job that we’re doing and we again expect that, you know, to continue. We have not given you a guidance yet for 2008, so I really don’t want to go there as to what our churn level would be. And regarding our plan and all the people that work for us in the retail area, know that we’re looking to continue to add net subscribers from that retail channel and we’re doing every possible thing that we can do to make sure that that number is as big as it could be. So, I mean, you’ve raised something that is there a possibility and obviously there’s always a possibility, but that certainly isn’t where we want to see the business go, nor are we doing anything that is going to contribute toward that occurring.

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FINAL TRANSCRIPT
Oct. 30. 2007 / 8:00AM, SIRI — Q3 2007 Sirius Satellite Radio Earnings Conference Call
Eileen Furukawa - Citigroup — Analyst
Okay and just really, one last question, when do you guys, just an update on when you think you’re going to start giving more color on OEM conversion rates and should we expect to see that in the same rate at XM?

David Frear - Sirius Satellite Radio Inc. — EVP, CFO
We talked about it in previous calls, I don’t expect we’ll give a conversion rate and the reason for it is, I don’t know how I can give you a series of numbers that would actually be helpful to you in your modeling without going through a level of detail that I don’t believe to be constructive. We’ve got a mix of plans, you know, among our OEMs that varies rather, you know, broadly so that we’ve got some that are on your plan, some on six months, some on three months, some on longer than a year, and so the real question is, how many of the plans that are coming up for the subscriptions, coming up for conversion in this given month or quarter do you convert?
So in order to make that number useful to you, we’d have to provide you with information about the conversion opportunities and it just kind of goes too far into, I think, into the details. So we will continue to provide you with guidance on total churn for the year. We’ve been reporting consistently in the four plus years that I’ve been with the company. We’ll continue to provide you that guidance in the future.

Eileen Furukawa - Citigroup — Analyst
Okay, thanks a lot.
Operator
Thank you. At this time this will conclude today’s SIRIUS Satellite Radio third quarter 2007 conference call. On behalf of our presenters, I’d like to thank you for your participation on today’s conference. At this time you may now disconnect.

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